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Exhibit 12.1

Cephalon, Inc.
Computation of Ratios of Earnings to Fixed Charges
(In thousands)

	Year Ended December 31,
	As adjusted 2005*	As adjusted 2006*	As adjusted 2007*	As adjusted 2008*	2009
Determination of earnings:
Income (loss) before income taxes	$(264,506)	$192,166	$(123,276)	$134,070	$281,945
Add:
Amortization of interest capitalized in current or prior periods	—	52	98	250	265
Fixed charges	81,007	97,054	79,993	84,762	99,453

Total earnings	$(183,499)	$289,272	$(43,185)	$219,082	$381,663

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	75,257	87,805	70,866	75,233	90,336
Appropriate portion of rentals	5,750	9,249	9,127	9,529	9,117

Fixed charges	81,007	97,054	79,993	84,762	99,453

Capitalized interest	1,044	1,766	768	77	—
Total fixed charges	$82,051	$98,820	$80,761	$84,839	$99,453

Ratio of earnings to fixed charges(1)	—	2.93	—	2.58	3.84

Deficiency of earnings to fixed charges	265,550	—	123,946	—	—

*
As adjusted in accordance with the transition provisions of accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement).

(1)
For the years ended December 31, 2005 and 2007, no ratios are provided because earnings were insufficient to cover fixed charges.

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  Exhibit 12.1
Cephalon, Inc. Computation of Ratios of Earnings to Fixed Charges (In thousands)